ROBERTO RODRIGUES COSTA
Rua Flórida, 289, ap 101, CEP 30310-710, Sion, Belo Horizonte, Brasil
(031) 3287-3734

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2009 for the year ended December 31, 2008 of the description of the report titled Technical Report on the Vila Nova Irone Ore Project, Amapa State, Brazil and dated July 31, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Reports in written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Vila Nova Iron Ore Project and to the use of my name in this annual report as a named expert.

Dated as of the 31st day of March 2009

R Costa

Roberto Rodrigues Costa
Mining and Metallurgical Engineer